Exhibit 99.1

May 11, 2016

Buenos Aires

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on May 4, 2016, the board of directors of the Company, in accordance with the decision that was made at the Company’s shareholders’ meeting held on April 26, 2016, has agreed to pay cash dividends on May 19, 2016 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed). The cash dividend is in the amount of Ps. 150,000,000.00, or Ps.0.1153611352 per share, with a face value of Ps.1.00 being equivalent to 11.5361% of the Company´s capital stock according to the Company’s financial statements as of December 31, 2015. The cash dividend corresponds to the fiscal year that ended on December 31, 2015.

The Company will deduct from the payment of cash dividends the amount paid by the Company for the Personal Asset Tax (pursuant to the unnumbered section following section 25 of the Argentine Personal Asset Tax Law No. 23,966, as amended) for the fiscal year that ended on December 31, 2015. Additionally, pursuant to Section 4 of Act No. 26893, the Company shall withhold 10% for income tax from those shareholders subject to the tax.

The payment of such dividends will be made through Caja de Valores S.A., located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, between the hours of 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 90 of the listing requirements of the Bolsa de Comercio de Buenos Aires.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by the applicable rules of the jurisdiction in which such ADRs are listed.

A. Enrique Pedemonte

Authorized Representative

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com